SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                             October                    2006
                                     --------------------------        --------
Commission File Number                      000-51034
                                     --------------------------

                           ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                          Form 40-F         X
                       ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No          X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                 DOCUMENT INDEX

1. Excerpts from the October 16, 2006 announcement by ACE Aviation Holdings Inc. and Air Canada concerning the re-estimation of the remaining number of Aeroplan miles expected to be redeemed pursuant to accumulations up to December 31, 2001.

                                                                    Document 1

On October 16, 2006, ACE Aviation Holdings Inc. and Air Canada announced that they had filed a preliminary prospectus in Canada for the initial public offering of Air Canada. At that time, an announcement concerning Aeroplan Limited Partnership was made. Excerpts from the announcement are set forth below.



MONTREAL, October 16, 2006 - ACE and Air Canada also announced today that, in advance of the initial public offering of Air Canada, management of Air Canada and Aeroplan Limited Partnership, with the assistance of independent actuaries, have re-estimated the remaining number of Aeroplan miles expected to be redeemed pursuant to accumulations up to December 31, 2001 from 103 billion miles to 112 billion miles. The Aeroplan program was operated by Air Canada until its transfer to Aeroplan Limited Partnership on January 1, 2002. By agreement with Aeroplan Limited Partnership, Air Canada has assumed responsibility for the redemption of up to 112 billion miles and, as a result, will be recording a special non-cash charge of $102 million in the third quarter of 2006. Aeroplan Limited Partnership has assumed responsibility for any redemptions in excess of 112 billion miles.


CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE or Air Canada. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE's and Air Canada's expectations as of the date they are made and are subject to change after such date. However, ACE and Air Canada disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.


Contacts:           Isabelle Arthur (Montreal)                 (514) 422-5788
                    Peter Fitzpatrick (Toronto)                (416) 263-5576

                    Angela Mah (Vancouver)                     (604) 270-5741
Internet:           www.aceaviation.com; www.aircanada.ca

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACE AVIATION HOLDINGS INC.
                                    -------------------------------------------
                                                  (Registrant)

Date:    October 16, 2006           By:  /s/ Brian Dunne
       -------------------------         --------------------------------------
                                         Name:  Brian Dunne
                                         Title: Executive Vice-President and
                                                Chief Financial Officer